December 6, 2019

Mandy Fields
Chief Financial Officer
e.l.f. Beauty, Inc.
570 10th Street
Oakland, CA 94607

       Re: e.l.f. Beauty, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 1-37873

Dear Ms. Fields:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences